UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.    General Identifying Information

1.    Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[x]   Merger
SM&R Investments, Inc. was a series company, with five separate investment series, all of which were merged.

[ ]    Liquidation

[ ]    Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]    Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10of this form and complete verification at the end of the form.)

2.    Name of fund: SM&R Investments, Inc.

3.    Securities and Exchange Commission File No.: 811- 06477

4.    Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

       [x] Initial Application     [ ] Amendment

5.    Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2450 South Shore Blvd., Suite 400
League City, Texas  77573

6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Sean A. Monticello
Greer, Herz & Adams, L.L.P.
One Moody Plaza, 18th Floor
Galveston, Texas  77550
Tel: (409) 797-3247
Fax: (866) 422-3169

7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Securities Management and Research, Inc.
2450 South Shore Blvd., Suite 400
League City, Texas  77573

8.    Classification of fund (check only one):

[x]    Management company;
[ ]     Unit investment trust; or
[ ]     Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

[x] Open-end    [ ] Closed-end

10.   State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.   Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Securities Management and Research, Inc.
2450 South Shore Blvd., Suite 400
League City, Texas  77573

Fred Alger Management, Inc. (sub-adviser to certain previously terminated series of the fund)
111 Fifth Avenue
2nd Floor
New York, New York  10003

12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Securities Management and Research, Inc.
2450 South Shore Blvd., Suite 400
League City, Texas  77573

13.   If the fund is a unit investment trust ("UIT") provide:

(a)    Depositor's name(s) and address(es):

        Not applicable

(b)   Trustee's name(s) and address(es):

        Not applicable

14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes     [x] No

If Yes, for each UIT state (name, file no. and business address):

15.  (a)    Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes     [ ] No

If Yes, state the date on which the board vote took place:  February 18, 2010

If No, explain:

(b)   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes    [ ] No

If Yes, state the date on which the shareholder vote took place:  June 11, 2010 (SM&R Balanced Fund, SM&R Government Bond Fund and SM&R Money Market Fund); June 15, 2010 (SM&R Growth Fund); and June 25, 2010 (SM&R Equity Income Fund)

If No, explain:

II.    Distributions to Shareholders

16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[x] Yes         [ ] No

(a)    If Yes, list the date(s) on which the fund made those distributions:  July 12, 2010

(b)   Were the distributions made on the basis of net assets?

        [x] Yes         [ ] No

(c)   Were the distributions made pro rata based on share ownership?

        [x] Yes         [ ] No

(d)   If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)   Liquidations only:Were any distributions to shareholders made in kind?  Not applicable.

       [ ] Yes         [ ] No

       If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only: Has the fund issued senior securities?

Not applicable.

[ ] Yes     [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

[x] Yes     [ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.   Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes     [x] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes     [x] No

If Yes,

(a)    Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)   Why has the fund retained the remaining assets?

(c)   Will the remaining assets be invested in securities?

       [ ] Yes     [ ] No

21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes     [x] No

If Yes,

(a)    Describe the type and amount of each debt or other liability:

(b)    How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)    List the expenses incurred in connection with the Merger or Liquidation:

(i)    Legal expenses:   $29,456.10

(ii)   Accounting expenses:   $17,700.00

(iii)  Other expenses (list and identify separately):

       Mailings to shareholders:  $10,114.18
       Proxy services:  -0-

(iv)  Total expenses (sum of lines (i)-(iii) above):   $57,270.28

(b)   How were those expenses allocated? All fees and expenses incurred directly in connection with the merger were borne by Securities Management and Research, Inc., the investment adviser to the Applicant, and CCM Partners, A California Limited Partnership, the investment adviser to the acquiring fund, as agreed between them.

(c)   Who paid those expenses? Securities Management and Research, Inc. and CCM Partners, A California Limited Partnership, as noted in (b) above.

(d)   How did the fund pay for unamortized expenses (if any)?

All estimated fund expenses were fully amortized prior to the closing date of the merger.

23.   Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes         [x] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

[ ] Yes         [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.   Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes         [x] No

If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)    State the name of the fund surviving the Merger: SM&R Growth Fund, SM&R Equity Income Fund and SM&R Balanced Fund, each a separate series of the Applicant, was merged into Equity Income Fund, a series of California Investment Trust.  SM&R Government Bond Fund, a series of the Applicant, was merged into U.S. Government Securities Fund, a series of California Investment Trust.  SM&R Money Market Fund, a series of the Applicant, was merged into The United States Treasury Trust, a series of California Investment Trust.

(b)   State the Investment Company Act file number of the fund surviving the Merger: 811- 04417

(c)   If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File No. 333-165716
Form Type N-14/A
Filed April 30, 2010

(d)   If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SM&R Investments, Inc., (ii) she is Vice President and Treasurer of SM&R Investments, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Brenda T. Koelemay
Brenda T. Koelemay, Vice President and Treasurer